ASIA PACIFIC RESOURCES LTD.

FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2006

Unaudited (prepared by management)

Stated in Canadian dollars

Notice to Reader

These interim consolidated financial statements of Asia Pacific Resources Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

ASIA PACIFIC RESOURCES LTD.

 MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT

 FOR THE THREE MONTHS ENDED MARCH 31, 2006

(Unaudited)

Prepared by Management

Notice to Reader

This Management Discussion and Analysis and the related consolidated interim financial statements and notes to consolidated financial statements have not been reviewed by the Company Auditors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY’S

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management discussion and analysis (“MD&A”) of Asia Pacific Resources Ltd. (the “Company” or “Asia Pacific”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the three month period ended March 31, 2006 and with the audited consolidated financial statements for the years ended December 31, 2005 which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this report is May 8, 2006.

FORWARD LOOKING STATEMENTS

This documents contains “forward looking statements”within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact are forward looking statements. Such forward looking statements are subject to risks, uncertainties and other factors which could cause actual results and future events to differ materially from those anticipated in such statements. Forward looking statements are based upon estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward looking statements should conditions or management’s estimates or opinions change.

1.  OVERALL PERFORMANCE

1.1 Overview of Business

The Company is an exploration stage enterprise. The Company holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation (“APPC”), a company incorporated in Thailand that holds the Udon Thani Potash Concession (the “Concession”) situated in North East Thailand. The Government of Thailand has a 10% carried interest. However, as the minority interest holder of APPC is not obligated to assume any portion of losses incurred by APPC, 100% of the operations of APPC are consolidated in the accounts of the Company.

The Company is a reporting issuer in all of the Canadian jurisdictions, a foreign private issuer to the Securities and Exchange Commission and trades on the Toronto Stock Exchange, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

APPC has identified two large potash deposits, Udon North and Udon South, on the Concession.

The Company’s activities are primarily directed at the exploration, development and financing of its potash deposits. Under Canadian GAAP, direct exploration, engineering, development and feasibility costs have been capitalized. Administrative and other costs have been expensed.

On March 17, 2006 the Company announced that it had entered into a pre-acquisition agreement with SRMT Holdings Limited (the “Offeror”), a New Brunswick corporation related to Italian-Thai Development Public Company Limited (“ITD”), a public company domiciled in the Kingdom of Thailand.

Pursuant to the pre-acquisition agreement, and subject to the terms and conditions thereof, on April 19, 2006 the

Asia Pacific Resources Ltd.

Management Discussion and Analysis

For the three month period ending March 31, 2006

Unaudited (expressed in Canadian dollars)

Offeror made an offer to purchase (the “Offer”) not less than two-thirds of the common shares of the Company (including common shares issuable upon the exercise of outstanding options and warrants) for a price of C$0.1425 per share.  The offer price represents a 35.7% premium to the closing price on the Toronto Stock Exchange on the day before the pre-acquisition agreement was executed.  The Offeror also offered to purchase the warrants of the Company for a price of $0.0175 per warrant (being the difference between the offer price for the common shares and the exercise price of the warrants).  The warrants currently have been extended from May 26, 2006 to now expire on July 26, 2006.  The Offer was made for common shares and warrants (collectively the “Sought Securities”) to all holders in Canada, the United States, the Cayman Islands and elsewhere in the Offeror’s discretion.  The Offer is posted on the Company’s profile at www.sedar.com.

The Board of Directors of the Company has unanimously recommended that the holders of Asia Pacific Shares and Asia Pacific Warrants accept the Offers.

It has been increasingly apparent that obtaining a mining license for this project in Thailand requires a degree of local knowledge and financial capability which a company like ITD possesses.

Upon successful completion of the Offer, the project will be controlled by a company associated with ITD. ITD has the resources and capability to take the project forward. For Asia Pacific this transaction will allow shareholders to immediately realize value at a premium to market price.

ITD is a pre-eminent Thai and international civil and infrastructure contractor that have over thirty years experience in the mining industry.  They have set high standards for mining works and have been actively pursuing opportunities to participate in mining projects both within Thailand and the neighboring countries.

The obligation of the Offeror to make the Offer is subject to certain conditions precedent including the receipt by the Board of Directors of the Company of an opinion from an independent third party confirming that the Offer is fair from a financial point of view to the shareholders.  Based upon that opinion, the advice of the Company’s outside Canadian counsel and other factors to be described in a directors’ circular to be sent to shareholders, the Board of Directors has unanimously determined that the Offer is fair to the holders of Sought Securities and has determined to recommend in the directors’ circular that holders of Sought Securities accept the Offer.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing beyond current projected expenditures.

Pending the outcome of the Offer  the Company may continue its fund raising efforts to meet working capital requirements, its obligations on receipt of a Mining License and for subsequent construction of the Udon South mine.

1.2 Results of Operations

The Company incurred a net loss of $2.2 million or $0.00 per share for the three months ended March 31, 2006 compared to $1.2 million for the three months ended March 31, 2005

Expenses were $1.5 million for the three months ended March 31, 2006 compared to $1.1 million for the three months ended March 31, 2005 an increase of 29%.

Accounting and legal fees were $206,705 in the current quarter an increase of $146,252 compared to the quarter a year ago.  The increase is attributable to the due diligence and preparation costs connected with the Offer and regulatory filing documents.

Asia Pacific Resources Ltd.

Management Discussion and Analysis

For the three month period ending March 31, 2006

Unaudited (expressed in Canadian dollars)

Consulting costs have increased to $420,983 for the three months ended March 31, 2006 compared to $224,231 for the three months ended March 31, 2005. The Company retained additional consultants to assist in its efforts to secure a Mining License as well as financial advisory fees in connection with the Offer.

Salary expenses for the three months ended March 31, 2006 were $419,676 compared to $360,214 for the three months ended March 31, 2005.  The increase reflects the increase in both salary and staffing for Thailand based staff on January 1, 2006.

The Company recorded a stock compensation expense in the three months ended March 31, 2006 in the amount of $7,530 being the amortization of the fair value of options granted in 2004 and vesting in 2006 compared to an expense of $110,635 for the fair value of stock options vesting in the three months ended March 31, 2005.

The net foreign exchange loss for the three months ended March 31, 2006 is $725,075 ($58,254 for the three months ended March 31, 2005). This is related to the future income tax liability recorded on the Company’s balance sheet.  The liability is denominated in Thai baht but reported in Canadian dollars. At March 31, 2006 the future income tax liability was translated to $13,799,321 compared to $13,059,747 at December 31, 2005.

1.3 Investment in the Potash Concession

Investing activities with respect to expenditures on the potash concession during three months ended March 31, 2006 were $67,489 compared to $169,526 in the comparative quarter. This reduction from the prior quarater reflects that only site maintenance costs have been incurred by the Company while seeking the Mining License.

2. SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain financial information for each of the eight most recently completed quarters:

	3 months ended March 31, 2006	3 months ended December 31, 2005	3 months ended September 30, 2005	3 months ended June 30, 2005	3 months ended March 31, 2005	3 months ended December 31, 2004	3 months ended September 30, 2004	3 months ended September 30, 2004
Total revenues	$11,126	$21,388	$25,492	$30,351	$29,448	$33,113	$23,233	$8,953
Net profit (loss)	(1,476,706)	(1,637,673)	(229,995)	137,839	(1,166,837)	(2,496,441)	(133,823)	(254,190)
Net profit (loss) per share	(0.00)	(0.00)	(0.00)	0.00	(0.00)	(0.00)	(0.00)	(0.00)

The Company is an exploration stage enterprise. At this time any issues of seasonality or market fluctuations do not impact it.

Foreign exchange movement impacts the Company’s quarterly performance. Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company’s consolidated subsidiaries, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities,

Asia Pacific Resources Ltd.

Management Discussion and Analysis

For the three month period ending March 31, 2006

Unaudited (expressed in Canadian dollars)

revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation are included in the statement of loss.   The future income tax liability recorded on the balance sheet is denominated in Thai baht but reported in Canadian dollars resulting in quarter to quarter unrealized foreign currency adjustments as the Tahi baht and Canadian dollar foreign exchange rates move.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing beyond current projected expenditures.

3. LIQUIDITY

At March 31 2006, the working capital of the Company was $0.6 million compared to $2.1 million at December 31, 2005.

In the period April 1, 2006 to May 8, 2006 the Company issued 5,962,110 units for gross proceeds of $685,643 pursuant to the exercise of broker share purchase warrants.  Each unit comprised one common share and one common share purchase warrant that is exercisable to purchase one common share until July 26, 2006 at an exercise price of $0.125.

On April 17, 2006 the Company issued a promissory note (the “Note”) to its largest shareholder Olympus Capital Holdings Asia I, L.P. for the principal amount of up to US$3,000,000 payable in cash on or before April 17, 2007.  Interest will accrue at the rate of 10% per annum until June 17, 2006 and at the rate of 15% per annum thereafter on amounts drawn against the Note.  The Company may draw down the Note in US$100,000 tranches and in the period April 1, 2006 to May 8, 2006 the Company drew down US$500,000 against the Note.

Other than for administrative expenditures, the Company will continue to spend funds on the ongoing development of its potash project, responding to issues raised in the review of its application for a Mining License, and on costs relating to the Offer.

Pending the outcome of the Offer announced the Company may continue its fund raising efforts to meet working capital requirements, its obligations on receipt of a Mining License and for subsequent construction of the Udon South mine.

4. CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations for payments due:

a)

Lease Commitments

The Company has future minimum payments in respect of lease commitments for office space in Thailand due in 2006 of $60,826.

b)

Payment to Government of Thailand

Pursuant to the Concession Agreement dated November 29, 1994, a fee of US$5.0 million will become payable to the Government of Thailand on receipt of the Mining License for Udon South.

c)

Land purchases

Asia Pacific Resources Ltd.

Management Discussion and Analysis

For the three month period ending March 31, 2006

Unaudited (expressed in Canadian dollars)

In June and July 2005, the Company’s Thailand subsidiary, APPC, entered into 30 option agreements to purchase additional land within the Udon South mine site. The total land that can be acquired is approximately 0.56 sq. km.

The total purchase price is approximately $1.7 million. An initial deposit of $9,400 was paid on signing which would be deducted from the final purchase price. The options to purchase are renewable every six months on demand by APPC. The eventual purchase of the land must be made by APPC within six months of the receipt of the Udon South Mining License. Each renewal of the purchase options requires a further deposit. In December 2005, the option agreements were extended to June 2006 after payment of a second deposit of $22,000.

d)

Other Contingencies

The company has material contingent liabilities as described in Section 6 below.

5. TRANSACTIONS WITH RELATED PARTIES

The directors, senior officers and principal shareholders of the Company and associates or affiliates of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated which will materially affect the Company or any of its subsidiaries, except as stated elsewhere in this Management Discussion and Analysis and the Consolidated Financial Statements for the three months ended March 31, 2006 or as indicated below.

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $96,236 (three months ended March 31, 2005 - $98,852) paid to directors or officers or to companies controlled by or affiliated to directors or officers.

6. CONTINGENCIES

The Company has the following material contingent liabilities:

a)

SRMT Holdings Limited Offer

On March 17, 2006 the Company announced that it had entered into a pre-acquisition agreement with SRMT Holdings Limited, (the “Offeror”) a New Brunswick Corporation related to Italian-Thai Development Public Company Limited (“ITD”), a public company domiciled in the Kingdom of Thailand, for a cash takeover.

Subject to the terms and conditions of the pre-acquisition agreement, on April 19, 2006 the Offeror made an Offer to purchase not less than two-thirds of the common shares of the Company, including common shares issuable upon the exercise of outstanding options and warrants) for a price of Cdn$0.1425 per share.  The Offeror also offered to purchase the warrants of the Company for a price of Cdn$0.0175 per warrant, being the difference between the offer price for the common shares and the exercise price of the warrants, which have been extended to expire on July 26, 2006 from the original expiry date of May 26, 2006.

Upon successful completion of the Offer, the Udon Thani potash project would be controlled by a company associated with ITD.

On April 19, 2006 the Board of Directors of the Company recommended acceptance of the Offer in a Directors Circular delivered by the Offeror with the Offer.

If the Company receives an unsolicited written bona fide Competing Proposal, as defined in the agreement, and the board of directors of the Company determines in good faith that the Competing Proposal is a Superior Proposal, the Company is required to promptly notify the Offeror. The Company is required to provide the

Asia Pacific Resources Ltd.

Management Discussion and Analysis

For the three month period ending March 31, 2006

Unaudited (expressed in Canadian dollars)

Offeror the right, for five business days, to match the Superior Proposal by increasing the consideration payable under the Offer so as to equal or exceed the consideration under the Superior Proposal.  Failing the Offeror matching the Superior Proposal, the board of directors of the Company will have the right to proceed with the Superior Proposal and terminate the pre-acquisition agreement, subject to the payment to the Offeror of a termination fee of $3 million (the “Asia Pacific Termination Fee”).

The pre-acquisition agreement may be terminated in certain specified circumstances which are usual for agreements of its type.  However, termination in certain circumstances will require the payment of the $3 million Asia Pacific Termination Fee or a termination fee by the Offeror.  The Asia Pacific Termination Fee will be payable, among other things, if (i) the board of directors of the Company fails to unanimously determine that the Offer would be in the best interests of the Company, determine that the Offer is fair to security-holders from a financial point of view and recommend acceptance of the Offer to security-holders, withdraws or modifies any of the foregoing determinations or recommendation, approves or recommends a Competing Proposal or Superior Proposal, or permits or causes the Company to enter into an agreement with respect to a Competing Proposal or Superior Proposal; (ii) a Competing Proposal or Superior Proposal is publicly announced or made and the board of directors of the Company fails to reaffirm its recommendation within three business days of the end of the five business day matching period and, if applicable, in a directors' circular within 10 days after the mailing of such Competing Proposal, the board of directors of the Company withdraws or modifies its recommendation of the Offer in a manner adverse to the Offeror or the Offer; (iii) the Company breaches in a material respect the No Shop Covenant; or (iv) the Company takes any action or fails to take any action relating to its covenants in the pre-acquisition agreement that would or would be reasonably likely to impair the availability to the Offeror of the increases in the adjusted cost base of the shares of certain subsidiaries of the Company.

The Offeror will be required to pay the Company: (i) a termination fee of $1,500,000 if the Offeror fails to make the Offer in accordance with the prescribed time period (other than by reason of the non-fulfillment of a condition precedent to making the Offer); and (ii) a termination fee of $3,000,000 if the Offeror makes the Offer but subsequently withdraws it in circumstances where none of the Asia Pacific Termination Fee events have occurred or all conditions to the obligation of the Offeror to take up and pay for Sought Securities under the Offer have been met or waived but the Offeror fails to take up and purchase Sought Securities deposited under the Offer in accordance with applicable securities laws; subject to the limitation that the maximum termination fee the Offeror will be liable for is Cdn$3,000,000.

b)

Crew royalty

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain former directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to the date of acquisition, and a royalty payment equal to 1.5% of 75% of the total potash sales from the concession based on the FOB mine price.  Effective December 1, 1994, the Company acquired control of APPC as it had incurred expenditures in satisfaction of the requirements for earning the 75% interest.  Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

c)

Success fee - Chinese sourced financing of project or Company

On August 26, 2004, the Company retained Richina Financial Research Ltd. (“Richina”), as its financial advisor in the People’s Republic of China.  This agreement was terminated on March 24, 2006.  Richina was retained on an exclusive basis, for renewable three month periods, to facilitate one or more direct or indirect investments in the Company, or the Udon South project, by financial and strategic investors from an agreed list of investors.  Richina was paid a monthly retainer of US$20,000 per month (reduced to US$10,000 from November 2005)

Asia Pacific Resources Ltd.

Management Discussion and Analysis

For the three month period ending March 31, 2006

Unaudited (expressed in Canadian dollars)

plus pre-approved expenses.  If the Company completes the transaction detailed in Note 16 before March 24, 2007, the Company will pay Richina a break fee of US$200,000.  Richina are at arm’s length to the Company.

d)

Employment agreements

The Company has agreed with its employees, executives and directors that if they are terminated or asked to resign following a defined change of control transaction  then the Company will be obligated to pay up to US$1.2 million in aggregate as termination payments.  A Change of Control transaction is:

i.

a sale by Olympus Capital Holdings Asia I, L.P. (“Olympus”) to a third party after which sale Olympus shall own less than 20% of the Company’s common shares held by Olympus on October 1, 2005;

ii.

the sale of Company shares to any third party which results in such third party owning or having voting rights to 50% or more of the pro forma issued and outstanding shares of the Company;

iii.

the entering into any merger, plan of arrangement, amalgamation or other business combination which results in the Company’s shareholders having less than 50% of the capital stock in the resulting corporation;

iv.

the sale of 50% or more of the Company’s direct and indirect interests in and rights under the Concession Agreement dated October 4, 1984 between APPC and the Thai Government as amended; and

v.

the sale of existing or newly issued shares in APPC which results in the Company having 50% or less of the voting stock of APPC.

e)

Success fee - change of control

The Company has agreed with a number of employees, executives, consultants and directors that on completion of a successful Change of Control transaction (as defined in (d) above), the Company will be obligated to pay up to US$640,000 in aggregate as success fees.

f)

Insurance cost - change of control

The Company has agreed with the Offeror (as detailed in (a) above) that, prior to the date upon which the Offeror first takes up and pays for the shares deposited under the Offer, it may extend the existing insurance coverage for its directors and officers for a period of time not exceeding six years.  The estimated cost of this extension is Cdn$465,000.

g)

Consulting services

On January 4, 2006 the Company retained Acumen Management Limited to provide consulting services, including providing the services of a senior executive to serve as Chief Executive Officer of the Company’s Thai subsidiary, Asia Pacific Potash Corporation.

Under the terms of this contract the Company will pay service fees of up to Baht 20 million (Cdn$568,000) during the first year of the contract.  Baht 5 million (Cdn$142,000) was paid in January 2006.  The balance of Baht 15 million (Cdn$426,000) is payable by the Company based upon the achievement of certain milestones.

Asia Pacific Resources Ltd.

Management Discussion and Analysis

For the three month period ending March 31, 2006

Unaudited (expressed in Canadian dollars)

In addition, in the event of termination of the consultant’s services by Asia Pacific Resources Ltd. without cause during the first year of the contract, or if terminated following a change of control event, then the Company shall make a one time payment of US$200,000.  Where milestones have not been achieved and service fees remain unpaid at the time of termination such service fees shall no longer be payable.

h)

Normal course of business

The Company is also party to certain other actions incurred in the normal course of business, none of which management expects to have a material impact on the results of operations or financial position.

7. CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company’s accounting policies are described in Note 2 to the consolidated financial statements.

The Company holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation (“APPC”), a company incorporated in Thailand that holds the Udon Thani Potash Concession (the “Concession”) situated in North East Thailand. The Government of Thailand has a 10% carried interest, however as the minority interest holder of APPC is not obligated to assume any portion of losses incurred by APPC, 100% of the operations of APPC are consolidated in the accounts of the Company.

The Company is capitalizing all direct exploration and development expenditures related to the Potash Concession until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

Management reviews the carrying value of the potash concession and related property at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company, the status of the Company’s exploration and mining rights and the assumptions and conclusions included in mining feasibility studies.

If the Company has reason to believe that impairment may exist, estimated future undiscounted cash flows are prepared using estimated recoverable tonnes of potash (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves) along with estimated future potash prices and estimated future operating and capital costs of construction. The inclusion of mineral resources is based on various information, including but not limited to the existence and nature of known mineralization, location of the property, results of recent drilling and analysis to demonstrate that the potash is commercially recoverable. The reserves are based on a technical report that has been previously filed on Sedar.  In determining whether impairment may exist the Company also considers other evidence of the value of the potash concession and related property including the potential proceeds expected to be realized on the sale of the property or the Company.

The projected future cash flows cover the known Udon South potash reserves at this time. If the future undiscounted cash flows are less than the carrying value of the assets then the assets may be written down and the write off charged to earnings in the current period.

8. CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Canadian Institute of Chartered Accountants (the “CICA”) has released a number of new standards relating to Canadian generally accepted accounting principles with varying commencement dates. The Company has on a preliminary basis evaluated the implication of these new pronouncements and believes that the Company is not affected at all by the new pronouncements or there will be no material effect once adopted.

Asia Pacific Resources Ltd.

Management Discussion and Analysis

For the three month period ending March 31, 2006

Unaudited (expressed in Canadian dollars)

9.  FOREIGN EXCHANGE

The Company is subject to fluctuations in foreign exchange rates, with regard to its potash project in Thailand. The Company’s operations are based in part in Canadian and US dollars; however some capital and operating costs continue to be incurred in local Thai currency.

10. DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s authorized share capital is an unlimited number of common shares without par value.

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance March 31, 2006	598,878,796	133,242,952	18,054,500
Common shares issued	5,962,110	5,962,110	-
Balance May 8, 2006	604,840,906	139,205,062	18,054,500

11. RISKS AND UNCERTAINTIES

The Company’s business is subject to risks normally encountered in mineral resource exploration and development. The ultimate profitability of the Company’s business will be related to the success the Company achieves in the development, placing into production and commercial operation of the Udon South and Udon North projects in the Udon Thani Potash Concession in Thailand.

Mineral exploration and development involves significant risks and few properties that are explored are ultimately developed into producing mines.

The Company has applied for a Mining License from the Government of Thailand but approval is required before the Company can construct mining facilities, commence commercial production and sell potash and other mineral by-products. There can be no guarantee that such a License will be obtained, or obtained on commercially acceptable terms.

The Company’s continuing ability to meet its obligations as they come due and to undertake development of the Concession is dependent upon raising sufficient funds and/or securing other participation in the Project as required.

A fee of US$5.0 million is payable to the Government of Thailand upon receipt of the Mining License. There can be no assurance that the Company can raise the necessary funds for such payment. There can be no assurance that the Company will have or can raise the necessary funds for such payments.

If the Mining License is granted, construction of the mining site will require participation from third party financial institutions and/or industry participants. The Company has been engaged in discussions with prospective parties to secure financing for development of its potash concession but there is no assurance that these discussions will be concluded successfully or the financing achieved. There can also be no assurance that these costs will not increase as a result of delays in obtaining a Mining License, or of new conditions or requirements that are part of the Mining License Application approval.

The marketability of potash produced by the Company would be affected by numerous factors beyond the control of the Company including potash price fluctuations, changes in the supply of and demand for potash, competitive

Asia Pacific Resources Ltd.

Management Discussion and Analysis

For the three month period ending March 31, 2006

Unaudited (expressed in Canadian dollars)

reactions, the proximity and capacity of markets, and government regulations relating to prices, taxes and over the import and export of potash.

The Company’s operating costs can be impacted by changes in the cost of mining and processing equipment, the proximity and capacity of end use markets, government regulations relating to royalties, land tenure, labour standards, land use, environmental protection and operating permits.

The potash mining industry participants include large established mining companies with substantial capabilities and greater financial and technical resources than the Company with which the Company will have to compete.

If the Proposed Transaction does not conclude the Company may continue its search for alternative investors and its fund raising efforts to meet working capital requirements, its obligations on receipt of a Mining License and for subsequent construction of the Udon South mine.  There is no guarantee that the Company will be successful in these efforts.  The Company’s cash balances will have been seriously eroded by mid 2006 and obtaining additional financial resources is essential.

12. APPROVAL

The Board of Directors of Asia Pacific Resources Ltd. has approved the disclosure contained in the Management Discussion and Analysis.  A copy of this report will be provided to anyone who requests it.

13. OTHER MATTERS

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

ASIA PACIFIC RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

Unaudited (prepared by management)

Stated in Canadian dollars

Notice to Reader

These interim consolidated financial statements of Asia Pacific Resources Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Balance Sheets

March 31, 2006 and December 31, 2005

(Expressed in Canadian dollars)

March 31,		December 31,
2006		2005
ASSETS

CURRENT
Cash and cash equivalents	$750,360	$2,272,231
Accounts receivable	19,889	10,063
Prepaid expenses	101,434	32,108
Other current assets	55,015	33,342
	926,698	2,347,744
DEPOSIT	76,359	97,585
INVESTMENT IN POTASH CONCESSION (Note 3)	91,366,649	91,299,160
INVESTMENT IN LAND (Note 4)	7,992,631	8,016,053
PROPERTY AND EQUIPMENT (Note 5)	274,056	288,825
	$100,636,393	$102,049,367

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$306,059	$275,482
FUTURE INCOME TAXES	13,799,321	13,059,747
	14,105,380	13,335,229

SHAREHOLDERS' EQUITY

Share capital (Note 6)	170,395,625	170,395,625
Contributed surplus (Note 6 (d))	1,754,934	1,747,404
Deficit	(85,619,546)	(83,428,891)
	86,531,013	88,714,138
	$100,636,393	$102,049,367

GOING CONCERN (Note 1)
COMMITMENTS (Note 8)
CONTINGENCIES (Note 9)
SUBSEQUENT EVENTS (Note 10)

APPROVED BY THE DIRECTORS

/s/ John Bovard	/s/ Robert Connochie
John Bovard, Director	Robert G. Connochie, Director

See accompanying Notes to the Consolidated Financial Statements.

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Statements of Loss and Deficit

For the three months ended March 31, 2006 and March 31, 2005

(Expressed in Canadian dollars)

	Three months ended
	March 31, 2006	March 31, 2005
	(Unaudited)	(Unaudited)

EXPENSES
Accounting and legal	$206,705	$60,453
Amortization of property and equipment	20,915	17,070
Consulting	420,983	224,231
Interest and bank charges	1,598	1,006
Office and miscellaneous	137,403	105,214
Promotion and travel	202,005	212,718
Rent	24,224	26,472
Salaries	419,676	360,214
Stock compensation expense	7,530	110,635
Transfer fees and filing costs	35,667	20,018
	1,476,706	1,138,031

LOSS BEFORE THE UNDERNOTED	(1,476,706)	(1,138,031)

INTEREST AND OTHER INCOME	11,126	29,448
FOREIGN EXCHANGE LOSS	(725,075)	(58,254)
NET LOSS FOR THE PERIOD	(2,190,655)	(1,166,837)

DEFICIT, BEGINNING OF PERIOD	(83,428,891)	(80,532,225)

DEFICIT, END OF PERIOD	$(85,619,546)	$(81,699,062)

LOSS PER SHARE	$0.00	$(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	598,878,796	595,808,921

See accompanying Notes to the Consolidated Financial Statements.

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2006 and March 31, 2005

(Expressed in Canadian dollars)

	Three months ended
	March 31,	March 31,
	2006	2004
	(Unaudited)	(Unaudited)

CASH FLOW TO OPERATING ACTIVITIES
Net loss for the period	$(2,190,655)	$(1,166,837)
Items not involving cash
Amortization of property and equipment	20,915	17,070
Stock compensation expense	7,530	110,635
Foreign exchange loss	739,574	(27,562)
	(1,422,636)	(1,066,694)
Change in non-cash operating working capital items	(70,249)	(240,674)
	(1,492,885)	(1,307,368)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of shares	-	377,156
	-	377,156

CASH FLOW TO INVESTING ACTIVITIES
Purchase of property and equipment	(6,145)	(60,757)
Investment in potash concession	(67,489)	(169,526)
Deposit	21,226	-
Land	23,422	(3,558)
	(28,986)	(233,841)
NET CASH OUTFLOW	(1,521,871)	(1,164,053)
CASH POSITION, BEGINNING OF PERIOD	2,272,231	7,138,196
CASH POSITION, END OF PERIOD	$750,360	$5,974,143

See accompanying Notes to the Consolidated Financial Statements.

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2006 and March 31, 2005

(Expressed in Canadian dollars)

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	(9,826)	(11,300)
Prepaid expenses and deposits	(69,326)	(199,121)
Other current assets	(21,673)	(25,440)
Accounts payable and accrued liabilities	30,576	(4,813)
	$(70,249)	(240,674)
Cash receipts for interest	$11,126	$29,448
Cash payments for interest	$-	$-

See accompanying Notes to the Consolidated Financial Statements.

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2006

Unaudited (expressed in Canadian dollars)

1.

NATURE OF OPERATIONS

Asia Pacific Resources Ltd. (the “Company”) is incorporated in New Brunswick, Canada and is in the business of exploring and developing its potash concession in Thailand.  These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.

During the three months ended March 31, 2006, the Company incurred a net loss of approximately $2.2 million (three months ended March 31, 2005 - $1.2 million) and at March 31, 2006 had an accumulated deficit of $85.6 million (March 31, 2005 - $83.4 million).  At March 31, 2006 the Company had cash of $0.75 million (December 31, 2005 -  $2.3 million).

In May 2003, the Company applied for a mining license to develop and operate a potash mine on the portion of its potash concession known as the Udon South deposit. Grant of the mining license is subject to review and consideration by the Government of Thailand (the Government) and to a public review pursuant to Thailand’s Mining Law. A fee of US$5.0 million is payable to the Government on receipt of the mining license.

Continuation of the Company as a going concern is dependent upon the continued support of its shareholders, its ability to raise funds to complete development of its potash concession and ultimately achieve profitable operations including the successful receipt of a mining license from the Government, or, alternatively, the successful sale of all or an interest in the potash concession.

The Company has been engaged in discussions with prospective partners to secure financing, a co-development arrangement or sale of all or a portion of the potash concession.  As discussed in Note 9, the Company has entered into a pre-acquisition agreement for a cash takeover which resulted in an offer (the “Offer”) being made on April 19, 2006 to purchase not less than two-thirds of the common shares of the Company for a price of $0.1425 per share.    There is no assurance that the Offer will be concluded successfully.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to obtain financing or the mining license to complete development of its potash concession or continue as a going concern

2.

ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2005 that may be read on www.sedar.com.

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2006

Unaudited (expressed in Canadian dollars)

3.

INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

March 31,		December 31,
2006		2005.

Balance, beginning of period	$91,299,160	$90,749,721
Deferred exploration and development expenditures	67,489	549,439
Balance, end of period	$91,366,649	$91,299,160

The Company holds a 90% beneficial interest in APPC, a company which holds two potash deposits, Udon South and Udon North, situated in Udon Thani in northeast Thailand, and the Government of Thailand has a 10% carried interest.  The Company will recoup the Government of Thailand’s 10% share of exploration, development and capital expenditures out of the Government’s share of dividends from the net profits of APPC, if any, once commercial production has commenced.

On June 4, 2001, the Department of Mineral Resources of Thailand (“DMR”) issued to APPC twelve special prospecting licenses (“SPLs”), pursuant to a June 4, 1993 Concession Agreement with APPC and the Ministry of Industry of Thailand.

APPC filed a Mining License application for Udon South on May 29, 2003 and the Government commenced processing of this application under the terms of revised mining regulations in Thailand early in 2004. The Company must receive approval before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. A fee of US$5.0 million is payable on receipt of the Mining License.

On November 3, 2004, APPC applied for a Mining License over the majority of the land originally held under SPLs containing all of the areas where previous exploration by drilling and seismic work had identified potash resources in connection with the Udon North deposit. Advisors who provided services in connection with the application for this Mining License were issued common shares and common share purchase warrants of the Company with a total fair value of $375,921 that was deferred as a cost of the concession.

The recoverability of the carrying value of the Company’s interest in the potash concession is dependent on the ability of APPC to (i) obtain the necessary financing to fund APPC’s continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

4.

INVESTMENT IN LAND

The investment in land consists of a beneficial interest in certain property located in the province of Udon Thani, in northeast Thailand and above a portion of the Udon South deposit.  The surface rights consist of approximately 2.0 square kilometres and would be used for the facilities for the proposed Udon South mine.

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2006

Unaudited (expressed in Canadian dollars)

March 31,		December 31,
2006		2005

Balance, beginning of period	$8,016,053	$7,946,308
Deferred exploration and development expenditures	(23,422)	69,745
Balance, end of period	$7,992,631	$8,016,053

5.

PROPERTY AND EQUIPMENT

		March 31,		December 31,
		2006		2005
		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Furniture and fixtures	$296,240	$251,308	$44,932	$48,957
Exploration equipment	11,598	11,598	-	-
Vehicles	32,594	32,363	231	231
Leasehold improvements	119,790	22,222	97,568	100,311
Computer equipment	304,530	173,205	131,325	139,326
	$764,752	$490,696	$274,056	$288,825

On June 4, 2001, the Department of Mineral Resources of Thailand (“DMR”) issued to APPC twelve special prospecting licenses (“SPLs”), pursuant to a June 4, 1993 Concession Agreement with APPC and the Ministry of Industry of Thailand.

APPC filed a Mining License application for Udon South on May 29, 2003 and the Government commenced processing of this application under the terms of revised mining regulations in Thailand early in 2004. The Company must receive approval before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. A fee of US$5.0 million is payable on receipt of the Mining License.

On November 3, 2004, APPC applied for a Mining License over the majority of the land originally held under SPLs containing all of the areas where previous exploration by drilling and seismic work had identified potash resources in connection with the Udon North deposit. Advisors who provided services in connection with the application for this Mining License were issued common shares and common share purchase warrants of the Company (Note 7 (b)(v)) with a total fair value of $375,921 that was deferred as a cost of the concession.

The recoverability of the carrying value of the Company’s interest in the potash concession is dependent on the ability of APPC to (i) obtain the necessary financing to fund APPC’s continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2006

Unaudited (expressed in Canadian dollars)

6.

SHARE CAPITAL

a)

During the three months ended March 31, 2006, changes in share capital were as follows:

	Number
	of shares	Amount

Balance at December 31, 2005 and March 31, 2006	598,878,796	$ 170,395,625

b)

A summary of share purchase warrant activity during the three month period ending March 31, 2006 is as follows:

Weighted
Average
Exercise
	Shares	Price

Balance, December 31, 2005 and March 31, 2006	133,242,952	$0.120

c)

A summary of share option activity during the three month period ending March 31, 2006 is as follows:

Weighted
Average
Exercise
	Shares	Price

Balance, December 31, 2005 and March 31, 2006	18,054,500	$0.100

There were no stock options granted, exercised or expired in the three months ended March 31, 2006.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings in the three months ended March 31, 2006 of $7,530 (three months ended March 31, 2005 - $110,635) for amortization of stock-based compensation expense for options vesting in 2006 that were granted in 2004.

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2006

Unaudited (expressed in Canadian dollars)

d)

Contributed surplus

Balance December 31, 2005	$1,747,404
Stock based compensation expense	7,530
Balance, March, 31, 2006	$1,754,934

7.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $96,236 (three months ended March 31, 2005 - $98,852) paid to directors or officers or to companies controlled by or affiliated to directors or officers.

8.

COMMITMENTS

(a)

Lease commitments

The Company has future minimum payments in respect of lease commitments for office space in Thailand due in 2006 of $60,826.

(b)

Payment to Government of Thailand

Pursuant to the Concession Agreement dated November 29, 1994 a fee of US$5.0 million is payable to the Government of Thailand on receipt of the Mining License for Udon South.

(c)

Land purchases

In June and July 2005, the Company’s Thailand subsidiary, APPC, entered into 30 option agreements to purchase additional land within the Udon South mine site.  The total land that can be acquired is approximately 0.56 sq. km.

The total purchase price is approximately $1.7 million.  An initial deposit of $9,400 was paid on signing which would be deducted from the final purchase price.

The options to purchase are renewable every six months on demand by APPC.  The eventual purchase of the land must be made by APPC within six months of the receipt of the Udon South Mining License.  Each renewal of the purchase options requires a further deposit.  In December 2005, the option agreements were extended to June 2006 after payment of a second deposit of $22,000.

8.

CONTINGENCIES

i)

SRMT Holdings Limited Offer

On March 17, 2006 the Company announced that it had entered into a pre-acquisition agreement with SRMT Holdings Limited, (the “Offeror”) a New Brunswick Corporation related to Italian-Thai Development Public Company Limited (“ITD”), a public company domiciled in the Kingdom of Thailand, for a cash takeover.

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2006

Unaudited (expressed in Canadian dollars)

Subject to the terms and conditions of the pre-acquisition agreement, on April 19, 2006 the Offeror made an offer to purchase not less than two-thirds of the common shares of the Company, including common shares issuable upon the exercise of outstanding options and warrants) for a price of Cdn$0.1425 per share.  The Offeror also offered to purchase the warrants of the Company for a price of Cdn$0.0175 per warrant, being the difference between the offer price for the common shares and the exercise price of the warrants, which have been extended to expire on July 26, 2006 from the original expiry date of May 26, 2006.

Upon successful completion of the offer, the Udon Thani potash project would be controlled by a company associated with ITD.

On April 19, 2006 the Board of Directors of the Company recommended acceptance of the offer in a Directors Circular delivered by the Offeror with the offer.

If the Company receives an unsolicited written bona fide Competing Proposal, as defined in the agreement, and the board of directors of the Company determines in good faith that the Competing Proposal is a Superior Proposal, the Company is required to promptly notify the Offeror. The Company is required to provide the Offeror the right, for five business days, to match the Superior Proposal by increasing the consideration payable under the Offer so as to equal or exceed the consideration under the Superior Proposal.  Failing the Offeror matching the Superior Proposal, the board of directors of the Company will have the right to proceed with the Superior Proposal and terminate the pre-acquisition agreement, subject to the payment to the Offeror of a termination fee of $3 million (the “Asia Pacific Termination Fee”).

The pre-acquisition agreement may be terminated in certain specified circumstances which are usual for agreements of its type.  However, termination in certain circumstances will require the payment of the $3 million Asia Pacific Termination Fee or a termination fee by the Offeror.  The Asia Pacific Termination Fee will be payable, among other things, if (i) the board of directors of the Company fails to unanimously determine that the Offer would be in the best interests of the Company, determine that the Offer is fair to security-holders from a financial point of view and recommend acceptance of the Offer to security-holders, withdraws or modifies any of the foregoing determinations or recommendation, approves or recommends a Competing Proposal or Superior Proposal, or permits or causes the Company to enter into an agreement with respect to a Competing Proposal or Superior Proposal; (ii) a Competing Proposal or Superior Proposal is publicly announced or made and the board of directors of the Company fails to reaffirm its recommendation within three business days of the end of the five business day matching period and, if applicable, in a directors' circular within 10 days after the mailing of such Competing Proposal, the board of directors of the Company withdraws or modifies its recommendation of the Offer in a manner adverse to the Offeror or the Offer; (iii) the Company breaches in a material respect the No Shop Covenant; or (iv) the Company takes any action or fails to take any action relating to its covenants in the pre-acquisition agreement that would or would be reasonably likely to impair the availability to the Offeror of the increases in the adjusted cost base of the shares of certain subsidiaries of the Company.

The Offeror will be required to pay the Company: (i) a termination fee of $1,500,000 if the Offeror fails to make the Offer in accordance with the prescribed time period (other than by reason of the non-fulfillment of a condition precedent to making the Offer); and (ii) a termination fee of $3,000,000 if the Offeror makes the Offer but subsequently withdraws it in circumstances where none of the Asia Pacific Termination Fee events have occurred or all conditions to the obligation

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2006

Unaudited (expressed in Canadian dollars)

of the Offeror to take up and pay for Sought Securities under the Offer have been met or waived but the Offeror fails to take up and purchase Sought Securities deposited under the Offer in accordance with applicable securities laws; subject to the limitation that the maximum termination fee the Offeror will be liable for is Cdn$3,000,000.

j)

Crew royalty

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain former directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to the date of acquisition, and a royalty payment equal to 1.5% of 75% of the total potash sales from the concession based on the FOB mine price.  Effective December 1, 1994, the Company acquired control of APPC as it had incurred expenditures in satisfaction of the requirements for earning the 75% interest.  Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

k)

Success fee - Chinese sourced financing of project or Company

On August 26, 2004, the Company retained Richina Financial Research Ltd. (“Richina”), as its financial advisor in the People’s Republic of China.  This agreement was terminated on March 24, 2006.  Richina was retained on an exclusive basis, for renewable three month periods, to facilitate one or more direct or indirect investments in the Company, or the Udon South project, by financial and strategic investors from an agreed list of investors.  Richina was paid a monthly retainer of US$20,000 per month (reduced to US$10,000 from November 2005) plus pre-approved expenses.  If the Company completes the transaction detailed in Note 16 before March 24, 2007, the Company will pay Richina a break fee of US$200,000.  Richina are at arm’s length to the Company.

l)

Employment agreements

The Company has agreed with its employees, executives and directors that if they are terminated or asked to resign following a defined change of control transaction  then the Company will be obligated to pay up to US$1.2 million in aggregate as termination payments.  A Change of Control transaction is:

i.

a sale by Olympus Capital Holdings Asia I, L.P. (“Olympus”) to a third party after which sale Olympus shall own less than 20% of the Company’s common shares held by Olympus on October 1, 2005;

ii.

the sale of Company shares to any third party which results in such third party owning or having voting rights to 50% or more of the pro forma issued and outstanding shares of the Company;

iii.

the entering into any merger, plan of arrangement, amalgamation or other business combination which results in the Company’s shareholders having less than 50% of the capital stock in the resulting corporation;

iv.

the sale of 50% or more of the Company’s direct and indirect interests in and rights under the Concession Agreement dated October 4, 1984 between APPC and the Thai Government as amended; and

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2006

Unaudited (expressed in Canadian dollars)

v.

the sale of existing or newly issued shares in APPC which results in the Company having 50% or less of the voting stock of APPC.

m)

Success fee - change of control

The Company has agreed with a number of employees, executives, consultants and directors that on completion of a successful Change of Control transaction (as defined in (d) above), the Company will be obligated to pay up to US$640,000 in aggregate as success fees.

n)

Insurance cost - change of control

The Company has agreed with the Offeror (as detailed in (a) above) that, prior to the date upon which the Offeror first takes up and pays for the shares deposited under the Offer, it may extend the existing insurance coverage for its directors and officers for a period of time not exceeding six years.  The estimated cost of this extension is Cdn$465,000.

o)

Consulting services

On January 4, 2006 the Company retained Acumen Management Limited to provide consulting services, including providing the services of a senior executive to serve as Chief Executive Officer of the Company’s Thai subsidiary, Asia Pacific Potash Corporation.

Under the terms of this contract the Company will pay service fees of up to Baht 20 million (Cdn$568,000) during the first year of the contract.  Baht 5 million (Cdn$142,000) was paid in January 2006.  The balance of Baht 15 million (Cdn$426,000) is payable by the Company based upon the achievement of certain milestones.

In addition, in the event of termination of the consultant’s services by Asia Pacific Resources Ltd. without cause during the first year of the contract, or if terminated following a change of control event, then the Company shall make a one time payment of US$200,000.  Where milestones have not been achieved and service fees remain unpaid at the time of termination such service fees shall no longer be payable.

p)

Normal course of business

The Company is also party to certain other actions incurred in the normal course of business, none of which management expects to have a material impact on the results of operations or financial position.

9.

SUBSEQUENT EVENTS

a)

In the period April 1, 2006 to May 8, 2006 the Company issued 5,962,110 units for gross proceeds of $685,643 pursuant to the exercise of broker share purchase warrants.  Each unit comprised one common share and one common share purchase warrant that is exercisable to purchase one common share until July 26, 2006 at an exercise price of $0.125.

b)

On April 17, 2006 the Company issued a promissory note (the “Note”) to its largest shareholder Olympus Capital Holdings Asia I, L.P. for the principal amount of up to US$3,000,000 payable in cash

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2006

Unaudited (expressed in Canadian dollars)

on or before April 17, 2007.  Interest will accrue at the rate of 10% per annum until June 17, 2006 and at the rate of 15% per annum thereafter on amounts drawn against the Note.  The Company may draw down the Note in US$100,000 tranches and in the period April 1, 2006 to May 8, 2006 the Company drew down US$500,000 against the Note.